SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                Amendment No. 1
                                       on
                                 FORM 8-A / A-1

For Registration of Certain Classes of Securities Pursuant to Section 12(b) or 12 (g) of the Securities Exchange Act of 1934

                     OLD REPUBLIC INTERNATIONAL CORPORATION
             (Exact name of registrant as specified in its charter)

             DELAWARE                                    36-2678171
     (State of incorporation                          (I.R.S. Employer
         or organization)                            Identification No.)

               307 North Michigan Avenue, Chicago, Illinois 60601
                (Address of principal executive offices) Zip Code

If this Form relates to the registration of a class of debt securities and is effective upon filing pursuant to General Instruction A. (c) (1), please check the following box. ___

If this Form relates to the registration of a class of debt securities and is to become effective simultaneously with the effectiveness of a concurrent registration statement under the Securities Act of 1933 pursuant to General Instruction A. (c) (2), please check the following box. ___


Securities to be registered pursuant to Section 12(b) of the Act:

  Title of each class                        Name of each exchange on which
  to be so registered                        each class is to be registered

  Rights to Purchase                              New York Stock Exchange
   Preferred Stock

Securities to be registered pursuant to Section 12(g) of the Act:

                                      None

Item 1.  Description of Registrant's Securities to be Registered.

         The response to Item 1 of the Registration Statement on Form 8-A of Old Republic International Corporation (the "Company"), dated March 3, 1988, is hereby amended by incorporating the following paragraphs.

         As of May 15, 1997, the Company amended and restated the Rights Agreement, dated as of June 26, 1987 (the "Existing Agreement"), between the Company and First Chicago Trust Company of New York, as Rights Agent. The following paragraphs summarize the principal amendments to the Existing Agreement effectuated through this amendment and restatement (the revised version of the Existing Agreement is herein referred to as the "Amended Agreement"). Capitalized terms used without definition below have the meanings assigned to them in the Amended Agreement, a copy of which is filed herewith as
Exhibit 4.1.

         1. Extension of Term. The Amended Agreement extends the Final Expiration Date of the Existing Agreement from June 26,
1997 to June 26, 2007.

         2. Change of Name and Address of Rights Agent. Morgan Shareholder Services Trust Company was the Rights Agent under the
Existing Agreement.  Its name has been changed to First Chicago
Trust Company of New York and its offices re-located to Jersey
City, New Jersey.  Both changes are reflected in the Amended
Agreement.

         3. Additional Definitions. A number of new defined terms are added to Section 1 and incorporated throughout the remainder of the Amended Agreement.

         4. Form of Right Certificate. The Amended Agreement entitles Right Certificate holders to purchase a certain number of one one-hundredth shares of Series A Junior Participating Preferred Stock ("Preferred Shares") rather than shares of Common Stock of the Company upon the happening of events described in
Section 11(a)(ii).

         5. Purchase Price. The initial exercise price has been changed from $100 per share of Common Stock to $100 per one one-hundredth share of a Preferred Share.

         6. Elimination of Suspension Feature. The exercisability of Rights held by an Acquiring Person, its Affiliates and Associates and certain of their transferees was suspended under the Existing Agreement until certain subsequent transfers or events occurred. The Amended Agreement provides that any Rights beneficially owned by an Acquiring Person or its Associates or Affiliates are void notwithstanding any subsequent transfers.

         7. Exercise of Rights. The Amended Agreement eliminates the requirements contained in Section 11(a)(ii) of the Existing

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



Agreement regarding certain transactions or self dealing events that had to occur before the Rights became exercisable for the purchase of shares of the Company's Common Stock at a discounted price. Under the Amended Agreement the mere existence of an Acquiring Person will be sufficient to permit the Rights to become immediately exercisable for the purchase of the Company's Common Shares. The Board of Directors may substitute the right to purchase Preferred Stock of the Company at a discounted price if it desires.

         8. Exchanged Feature. A new Section 24 has been added to the Amended Agreement that permits the Board of Directors to exchange, at its option at any time after a Person has become an Acquiring Person, all or part of the outstanding and exercisable Rights for shares of Common Stock at an exchange ratio of one share of Common Stock per Right.

         9. Redemptions/Amendments. The Existing Agreement allowed the Board of Directors (together with a majority of the continuing Directors if an Acquiring Person existed at the time of or within 90 days prior to the date of redemption) to redeem the Rights for $.05 per Right. Under the Amended Agreement, the ability of the Board of Directors to redeem the Rights expires on the date the Company or any other Person announces that a Person has become an Acquiring Person. In addition, the Rights may not be redeemed for 180 days after any change in the composition of the Board of Directors that results in directors who are not continuing Directors constituting a majority of the Board of Directors. The ability of the Company to amend the Amended Agreement is subject to similar restrictions.



         Exhibit A to the Existing Agreement, the Form of Right Certificate, was re-designed as Exhibit B and amended to reflect the various changes accomplished by the Amended Agreement. A new Exhibit A, a Certificate of Designations of Series A Junior Participating Preferred Stock of Old Republic International Corporation, has been added. Exhibit B to the Existing Agreement, a summary of the shareholder rights plan as originally adopted, has been deleted.

         The foregoing description of the Amended Agreement does not purport to be complete and is qualified in its entirety by reference to the Amended Agreement.


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



Item 2.           Exhibits.

Exhibit No.                                Exhibit

   4.1 Amended and Restated Rights Agreement between the Company and First Chicago Trust Company of New York, dated as of May 15, 1997, including as Exhibit A thereto, the Certificate of Designations of Series A Junior Preferred Stock of Old Republic International Corporation, and as Exhibit B thereto, the amended and restated Form of Right Certificate.

         Pursuant to the requirement of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  May 27, 1997

                                        OLD REPUBLIC INTERNATIONAL CORPORATION

                                         By: /s/   Aldo C. Zucaro
                                            -----------------------------------
                                                   Aldo C. Zucaro
                                               Chairman of the Board and Chief
                                                  Executive Officer


                                INDEX TO EXHIBITS

Exhibits                                                          Page No.

   4.1 Amended and Restated Rights Agreement between the Company and First Chicago Trust Company of New York, dated as of May 15, 1997, including as Exhibit A thereto, the Certificate of Designations of Series A Junior Preferred Stock of Old Republic International Corporation, and as Exhibit B thereto, the amended and restated Form of Right Certificate.

DCN:

LANGUAGE: ENGLISH
LOAD-DATE: May __, 1997

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